Exhibit 99.1

Canaan Inc. Provides October 2025 Bitcoin Production and Mining Operation Updates

Operating hashrate poised to grow with additional mining capacity expected to come online in Q4 of 2025

Cryptocurrency treasury reaches record 1,610 BTC and 3,950 ETH at month end

SINGAPORE, November 12, 2025 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), an innovator in crypto mining, today released its unaudited bitcoin mining update for the month ending October 31, 2025.

Management Commentary

“October delivered consistent operational performance, with improvements versus September across deployed hashrate, operating hashrate, North American operation’s miner efficiency and installed power capacity, while both revenue split and power cost remained stable,” said Nangeng Zhang, chairman and chief executive officer of Canaan. “Despite increased mining difficulty, we produced 92 BTC, sustained a deployed hashrate of 9.31 EH/s, with 7.85 EH/s in active operation by the end of October. As we redeployed machines from an underperforming project, our operating hashrate has increased to approximately 8.25 EH/s as of November 7, 2025. Through disciplined mining operation and treasury management, our total cryptocurrency treasury increased to 1,610 BTC and 3,950 ETH by the end of October.”

“Throughout October, we continued to advance our global strategy centered on sustainability, efficiency, and innovation,” Zhang continued. “We launched a gas-to-computing pilot in Alberta, Canada, that converts stranded natural gas into cleaner, low-cost energy for bitcoin mining, advancing our vision for scalable, sustainable infrastructure initiatives. We also unveiled our next-generation Avalon® A16 series, led by the advanced air-cooled A16XP, which delivers 300 TH/s at 12.8 J/TH efficiency, setting a new standard for ASIC performance and energy optimization.”

October 2025 Bitcoin Mining Updates (unaudited)

Key Metrics	Results (Rounded Numbers)
Bitcoins Mined During the Month	92 BTC
Month-End Bitcoins and ETH Owned by Canaan Inc. on Balance Sheet[1]	1,610 BTC 3,950 ETH
Month-End Deployed Hashrate (EH/s)	9.31 EH/s
Month-End Operating Hashrate (EH/s)	7.85 EH/s
Month-End Average Revenue Split[2]	57.7%
Average All-in Power Cost During the Month[3]	US$0.042/kWh

October 2025 Bitcoin Mining Infrastructure Updates (unaudited)

	North America	Non-North America	Global
Month-End Average Miner Efficiency	19.6 J/TH	29.3 J/TH	25.6 J/TH
Month-End Installed Power Capacity	87.0 MW	143.6 MW	230.6MW

Notes:

1.	Defined as the total number of bitcoins and ETH owned by the Company on its Balance Sheet including any bitcoins and ETH receivable, excluding bitcoins and ETH that the Company has received as customer deposits.

2.	Defined as the weighted average percentage that Canaan would share from the total revenues generated according to the applicable joint mining arrangements if 100% of the mining machines consisting of Installed Computing Power (as defined below) were energized.

3.	Defined as the weighted average cost of power if 100% of the mining machines consisting of Installed Computing Power were energized.

Current Mining Projects (As of October 31, 2025)：

Regions in alphabetical order (A to Z)	Active Mining Projects Count	Energized Computing Power[4]	Installed Computing Power[5]	Expected Computing Power[6]	Estimated Total Computing Power[7]
Global	8	7.85 EH/s	9.31 EH/s	1.00 EH/s	10.31 EH/s
America	3	3.83 EH/s	4.61 EH/s	0.28 EH/s	4.89 EH/s
Canada	1	0.02 EH/s	0.02 EH/s	0 EH/s	0.02 EH/s
Ethiopia	2	3.88 EH/s	4.56 EH/s	0.72 EH/s	5.28 EH/s
Middle East	1	0.04 EH/s	0.04 EH/s	0 EH/s	0.04 EH/s
Malaysia	1	0.08 EH/s	0.08 EH/s	0 EH/s	0.08 EH/s

Notes:

4.	Defined as the amount of computing power that could theoretically be generated if all mining machines that have been energized were currently in operation including mining machines that may be temporarily offline.

5.	Defined as the sum of Energized Computing Power and computing power that has been installed but not yet energized, if any.

6.	Defined as the amount of computing power that has been delivered to the country where each mining project is located but not yet installed.

7.	Defined as the sum of Installed Computing Power and Expected Computing Power.

Recent Corporate Updates:

Secured Landmark U.S. Order, Strengthening Leadership Amid U.S. Bitcoin Mining Recovery

On October 2, 2025, Canaan revealed that it has secured a landmark purchase order from a U.S.-based bitcoin mining operator for more than 50,000 Avalon A15 Pro mining machines—the Company's largest single order in the past three years. Scheduled for delivery in Q4 2025, the order underscores Canaan's market leadership and highlights renewed momentum in the U.S. bitcoin mining sector. The significant win reflects growing confidence in Canaan's technology and long-term commitment to serving partners in the U.S. market. Combining efficiency, reliability, and attractive ROI, the Avalon A15 Pro, reinforces Canaan's reputation as a trusted provider of advanced mining infrastructure for institutional-scale operations worldwide.

Launched Innovative Gas-to-Computing Pilot in Canada with Energy Infrastructure Developer

On October 13, 2025, Canaan announced a pilot gas-to-computing mining project in Calgary, Canada, in partnership with Aurora AZ Energy Ltd. The deployment features more than US$2 million worth of Avalon A15 Pro miners and modular data units installed directly at natural gas wellheads, supporting approximately 2.5 MW of computing capacity. By converting stranded gas into low-cost power for bitcoin mining, the project offers 90% uptime, strong economics, and an estimated reduction of 12,000–14,000 metric tons of CO₂-equivalent emissions annually. This initiative highlights Canaan’s commitment to scalable, sustainable energy solutions and its growing North American footprint in off-grid mining infrastructure.

Unveiled Next-Gen Avalon A16 Series Bitcoin Mining Machine Featuring Breakthrough ASIC Chip

On October 28, 2025, Canaan unveiled its next-generation Avalon A16 series at Blockchain Life 2025 in Dubai, featuring the A16XP air-cooled model that delivers 300 TH/s with industry-leading efficiency of 12.8 J/TH. Coupled with Avalon’s proven durability and reliability, the A16XP stands among the most competitive mining machines available, empowering operators to sustain performance and maximize return even as network difficulty increases. Now available for pre-order, the A16 series will ship from Canaan’s production centers worldwide and further strengthen the Company’s vertically integrated strategy across hardware, self-mining, and bitcoin treasury operations.

Regained Compliance with Nasdaq Minimum Bid Price Requirement

On October 16, 2025, Canaan confirmed that it has regained compliance with Nasdaq’s minimum bid price requirement after its ADSs closed at or above US$1.00 for ten consecutive trading days. The achievement removes a key listing overhang and reflects market confidence in the Company’s long-term strategy, strong operational execution, and recent strategic milestones. Canaan remains focused on driving innovation, sustainability, and global expansion to enhance long-term shareholder value.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.'s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.'s beliefs and expectations, such as expectations with regard to revenue or mining hash rate deployment, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, the ability of the Company to execute against its goals, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company's expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company's expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company's investment plans and strategies, fluctuations in the Company's quarterly operating results; competition in its industry; changing macroeconomic and geopolitical conditions, including evolving international trade policies and the implementation of increased tariffs, import restrictions, and retaliatory trade actions; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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Investor Relations Contact

Canaan Inc.
Xi Zhang
Email: IR@canaan-creative.com

Christensen Advisory

Christian Arnell

Email: canaan@christensencomms.com